GROUP

RECEIVED

2008 MAY 19 A 8:54

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

08002620

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse@HypoRealEstate.com

Rule 12g3-2(b) File No. 82-34748

Date 14 May 2008

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

SUPPL

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Heike Theißing   Kay Amelungse

PROCESSED
MAY 21 2008
THOMSON REUTERS

Enclosures

14 May 2008 — Hypo Real Estate Holding AG announces the following: Election proposal for the Supervisory Board under item 6b)

5/19

Hypo Real Estate
GROUP

RECEIVED
2008 MAY 19 A 8:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Annual General Meeting 2008

14.05.2008 - Hypo Real Estate Holding AG announces the following: Election proposal for the Supervisory Board under item 6b)

Mr. Bruckermann has notified the Chairman of the Supervisory Board he will not remain a candidate for the Supervisory Board due to personal reasons. Therefore, the Supervisory Board has amended its election proposal for the Supervisory Board under item 6b) of the agenda of the General Annual Meeting scheduled for May 27, 2008. Instead of Mr. Bruckermann, the Supervisory Board now proposes to elect Mr. Johan van der Ende, Chief Investment Officer of PGGM Advies B.V., Zeist, The Netherlands, resident in Amsterdam, The Netherlands, onto the Supervisory Board. The remaining parts of the Supervisory Board's election proposal as published with the agenda for the Annual General Meeting in the electronic federal gazette have not been changed.

Mr. van der Ende currently has the following memberships in other supervisory boards formed according to statutory requirement or in similar domestic and foreign supervisory bodies of commercial enterprises:

- Member of the Supervisory Board of Amvest N.V, Amsterdam, The Netherlands.

Munich, 14 May 2008

Hypo Real Estate Holding AG
The Management Board

Hypo Real Estate
HOLDING

Contact Press

Oliver Gruß
Media Spokesperson
Hypo Real Estate Holding AG

Tel +49 (0) 89 20 30 07-781
Fax +49 (0) 89 20 30 07-772
Contact via email

Contact IR

Ulrich Kern
Head of Investor Relations
Hypo Real Estate Holding AG

Tel +49 (0) 89 20 30 07-780
Contact via email

General information
Contact via email

Review

AGM from May 23, 2007

AGM from May 8, 2006

- AGM from May 20, 2005
- AGM from June 4, 2004

END